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	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.____)*

Asbury Automotive Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

043436104

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	043436104

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

FS Equity Partners III, L.P.

2.			Check the Appropriate Box if a Member of a Group (See Instructions).

(a)	☒

(b)	☐

3.	SEC Use Only

4.		Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power	8,595,843 (See Item 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	8,595,843 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11.	Percent of Class Represented by Amount in Row (9)		25.5% (See Item 4)

12.	Type of Reporting Person (See Instructions)

PN

CUSIP No.	043436104

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

FS Capital Partners L.P.

2.			Check the Appropriate Box if a Member of a Group (See Instructions).

(a)	☒

(b)	☐

3.	SEC Use Only

4.		Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power	8,595,843 (See Item 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	8,595,843 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11.	Percent of Class Represented by Amount in Row (9)		25.5% (See Item 4)

12.	Type of Reporting Person (See Instructions)

PN

CUSIP No.	043436104

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

FS Holdings, Inc.

2.			Check the Appropriate Box if a Member of a Group (See Instructions).

(a)	☒

(b)	☐

3.	SEC Use Only

4.		Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power	8,595,843 (See Item 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	8,595,843 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11.	Percent of Class Represented by Amount in Row (9)		25.5% (See Item 4)

12.	Type of Reporting Person (See Instructions)

CO

CUSIP No.	043436104

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

FS Equity Partners International, L.P.

2.			Check the Appropriate Box if a Member of a Group (See Instructions).

(a)	☒

(b)	☐

3.	SEC Use Only

4.		Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power	8,595,843 (See Item 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	8,595,843 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11.	Percent of Class Represented by Amount in Row (9)		25.5% (See Item 4)

12.	Type of Reporting Person (See Instructions)

PN

CUSIP No.	043436104

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

FS&Co. International, L.P.

2.			Check the Appropriate Box if a Member of a Group (See Instructions).

(a)	☒

(b)	☐

3.	SEC Use Only

4.		Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power	8,595,843 (See Item 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	8,595,843 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11.	Percent of Class Represented by Amount in Row (9)		25.5% (See Item 4)

12.	Type of Reporting Person (See Instructions)

PN

CUSIP No.	043436104

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

FS International Holdings Limited

2.			Check the Appropriate Box if a Member of a Group (See Instructions).

(a)	☒

(b)	☐

3.	SEC Use Only

4.		Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power	8,595,843 (See Item 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	8,595,843 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11.	Percent of Class Represented by Amount in Row (9)		25.5% (See Item 4)

12.	Type of Reporting Person (See Instructions)

CO

CUSIP No.	043436104

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

FS Equity Partners IV, L.P.

2.			Check the Appropriate Box if a Member of a Group (See Instructions).

(a)	☒

(b)	☐

3.	SEC Use Only

4.		Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power	8,595,843 (See Item 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	8,595,843 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11.	Percent of Class Represented by Amount in Row (9)		25.5% (See Item 4)

12.	Type of Reporting Person (See Instructions)

PN

CUSIP No.	043436104

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

FS Capital Partners, L.L.C.

2.			Check the Appropriate Box if a Member of a Group (See Instructions).

(a)	☒

(b)	☐

3.	SEC Use Only

4.		Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power	8,595,843 (See Item 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	8,595,843 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11.	Percent of Class Represented by Amount in Row (9)		25.5% (See Item 4)

12.	Type of Reporting Person (See Instructions)

OO

Item 1.

	(a)	The name of the Issuer is Asbury Automotive Group, Inc., a Delaware corporation (the “Issuer”).

	(b)	The principal executive office of the Issuer is at Three Landmark Square, Suite 500, Stamford, Connecticut 06901

Item 2.

(a)

The names of the persons filing this statement are:  FS Equity Partners III, L.P. (“FSEP III”), FS Capital Partners L.P. (“Capital Partners”), FS Holdings, Inc. (“Holdings”), FS Equity Partners International, L.P. (“FSEP International”), FS&Co. International, L.P. (“FS&Co.”), FS International Holdings Limited (“International Holdings”), FS Equity Partners IV, L.P. (“FSEP IV”) and FS Capital Partners, L.L.C. (“Capital LLC” and together with FSEP III, Capital Partners, Holdings, FSEP International, FS&Co., International Holdings and FSEP IV, the “Filing Persons”).

(b)

FSEP III, Capital Partners, Holdings, FSEP IV and Capital LLC each has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.  FSEP International, FS&Co. and International Holdings each has its principal business address and its principal office at c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, P.O. Box 1111, Grand Cayman, Cayman Islands, B.W.I.

(c)

Each of FSEP III, FSEP International and FSEP IV is a Delaware limited partnership.  Capital Partners is a California limited partnership.  Holdings is a California corporation.  FS&Co. is a Cayman Islands exempted limited partnership.  International Holdings is a Cayman Islands exempted company limited by shares.  Capital LLC is a California limited liability company.

	(d)	This Schedule 13G relates to the common stock, par value $0.01 per share, of the Issuer (the “Common Stock”).

	(e)	The CUSIP number of the Common Stock is 043436104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Asbury Automotive Holdings, L.L.C., a Delaware limited liability company (“Asbury LLC”) is the holder of record of the Common Stock reported on this Schedule 13G (the “FS Shares”).  Pursuant to its limited liability company agreement (the “LLC Agreement”), Asbury LLC holds the FS Shares for the benefit of the Filing Persons.  As a result of the LLC Agreement, the Filing Persons and Asbury LLC may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act.  By virtue of its ownership of a majority of the Asbury LLC membership interests and the terms of the LLC Agreement, Ripplewood Partners, L.P. controls the management and operations of Asbury LLC.

FSEP III is attributed ownership of 3,315,690 shares of Common Stock (9.8%).  By virtue of being the sole general partner of FSEP III, Capital Partners may be deemed to have shared voting and dispositive power with respect to the 3,315,690 shares attributed to FSEP III.  By virtue of being the sole general partner of Capital Partners, Holdings may be deemed to have shared voting power and dispositive power with respect to the 3,315,690 shares attributed to FSEP III.

FSEP International is attributed ownership of 134,504 shares of Common Stock (less than 1%).  By virtue of being the sole general partner of FSEP International, FS&Co. may be deemed to have shared voting and dispositive power with respect to the 134,504 shares attributed to FSEP International.  By virtue of being the sole general partner of FS&Co., International Holdings may be deemed to have shared voting power and dispositive power with respect to the 134,504 shares attributed to FSEP International.

FSEP IV is attributed ownership of 5,145,649 shares of Common Stock (15.2%).  By virtue of being the sole general partner of FSEP IV, Capital LLC may be deemed to have shared voting and dispositive power with respect to the 5,145,649 shares attributed to FSEP IV.

Percentage ownership is based on 33,765,576 shares outstanding as of November 7, 2002, as reported in the form 10-Q filed by the issuer on November 14, 2002.

Each Filing Person disclaims beneficial ownership of the shares of Common Stock owned by any other Filing Person except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

See Items 2 and 4

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 13, 2003

FS EQUITY PARTNERS III, L.P., a Delaware limited partnership

By:	FS Capital Partners, L.P.
	Its:	General Partner

	By:	FS Holdings, Inc.
		Its:	General Partner

		By:	*

John M. Roth
Title: Vice President

FS CAPITAL PARTNERS, L.P., a California limited partnership

By:	FS Holdings, Inc.
	Its:	General Partner

	By:	*

John M. Roth
Title: Vice President

FS HOLDINGS, INC., a California corporation

By:	*

John M. Roth
Title: Vice President

FS EQUITY PARTNERS INTERNATIONAL, L.P., a Delaware limited partnership

By:	FS&Co. International, L.P.
	Its:	General Partner

	By:	FS International Holdings Limited
		Its:	General Partner

		By:	*

John M. Roth
Title: Vice President

FS&CO. INTERNATIONAL, L.P., a Cayman Islands exempted limited partnership

		By:	FS International Holdings Limited
			Its:	General Partner

			By:	*

John M. Roth
Title: Vice President

FS INTERNATIONAL HOLDINGS LIMITED, a Cayman Islands exempted company limited by shares

		By:	*

John M. Roth
Title: Vice President

FS EQUITY PARTNERS IV, L.P.

		By:	FS Capital Partners, L.L.C.
		Its:	General Partner

*

John M. Roth
Managing Member

FS CAPITAL PARTNERS, L.L.C.

*

John M. Roth
Managing Member

*By:	/s/ John M. Roth

John M. Roth
Attorney-in-Fact